FIRST QUARTER BRIEF REPORT OF FINANCIAL RESULTS
[under Japanese GAAP] (Consolidated)
(Year ending March 31, 2018)
August 4, 2017
Registered
Company Name:	MINEBEA MITSUMI Inc.	Common Stock Listings: Tokyo and Nagoya
Code No:	6479	URL: http://www.minebeamitsumi.com/
Representative:	Yoshihisa Kainuma	Representative Director, CEO & COO
Contact:	Satoshi Yoneda	Executive Officer, General Manager of Accounting Department
Quarterly report filing date: August 10, 2017	Phone: (03) 6758-6711
Expected date of payment for dividends:  ―
Preparation of supplementary explanation material for quarterly financial results : Yes
Holding of presentation meeting for quarterly financial results : Yes  (For Analyst)

(Amounts less than one million yen have been omitted.)
1. Business performance (April 1, 2017 through June 30, 2017)
(1) Consolidated Results of Operations (Year-to-date)	(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Three months ended June 30, 2017	193,204	60.6	17,062	144.7	17,372	139.4
Three months ended June 30, 2016	120,288	(5.6)	6,971	(44.3)	7,255	(43.6)

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)	Diluted net income per share (yen)
Three months ended June 30, 2017	14,181	346.5	33.49	32.70
Three months ended June 30, 2016	3,176	(68.4)	8.48	8.12
(Notes) Comprehensive Income:	Three months ended June 30, 2017: 18,009 million yen ― %
Three months ended June 30, 2016: (19,151) million yen ― %

(2) Consolidated Financial Position
	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
As of June 30, 2017	681,935	341,452	49.3	794.65
As of March 31, 2017	643,312	326,218	50.0	759.15
(Reference) Shareholders’ equity:	As of June 30, 2017: 336,494 million yen
As of March 31, 2017: 321,364 million yen

2. Dividends
	Annual dividends
	End of first quarter (yen)	End of second quarter (yen)	End of third quarter (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2017	―	7.00	―	7.00	14.00
Year ending March 31, 2018	―
Year ending March 31, 2018 (Forecast)		10.00	―	10.00	20.00
(Notes)
Changes from the latest dividend forecast: None
We expect to pay an interim dividend of 10 yen per share and a year-end dividend of 10 yen per share to make the annual dividend payout 20 yen per share based on the consolidated business forecast for the current fiscal year. We plan to decide on the specific amounts of the interim and year-end dividends with the aim of achieving a consolidated-basis dividend payout ratio of around 20%.

3. Prospect for consolidated forecast for the fiscal year (April 1, 2017 through March 31, 2018)
(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Six months ending Sep. 30, 2017 Year ending March 31, 2018	436,400 810,000	58.6 26.8	37,300 67,000	100.6 36.7	36,800 66,000	94.6 36.4

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)
Six months ending Sep. 30, 2017 Year ending March 31, 2018	28,700 50,800	125.2 23.5	67.78 119.97
(Notes) Changes from the latest consolidated results forecast: Yes

* Notes
(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Application of accounting peculiar to preparation of quarterly consolidated financial statements: None

(3) Changes in accounting policy, changes in accounting estimates, and restatements
1. Changes in accounting policy associated with revision of accounting standards, etc: None
2. Change in accounting policy other than 1: None
3. Changes in accounting estimates: None
4. Restatements: None

(4) Number of shares outstanding (Common stock)
1. Number of shares outstanding at end of period (Including treasury stock)
As of June 30, 2017:	427,080,606 shares
As of March 31, 2017:	427,080,606 shares
2. Number of treasury shares at end of period
As of June 30, 2017:	3,628,431 shares
As of March 31, 2017:	3,758,595 shares
3. Average number of shares (Quarterly cumulative period)
Three months ended June 30, 2017:	423,407,308 shares
Three months ended June 30, 2016:	374,493,349 shares

* Quarterly Brief Report of Financial Results is not subject to the quarterly review.

* Explanation for appropriate use of financial forecasts and other special remarks
　(Caution Concerning Forward-Looking Statements)
The aforementioned forecasts are based on the information available as of the date when this information is disclosed as well as on the assumptions as of the disclosing date of this information related to unpredictable parameters that will most likely affect our future business performance. As such, this is not intended for the Company to give assurance that the said forecast number would be achieved. In other words, our actual performances are likely to differ greatly from these estimates depending on a variety of factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to (“1. Qualitative information related to the financial results for this quarter,” “(3) Explanation of Consolidated Forecast and Other Forecasts”) on page 5 of the documents attached hereunder.
(Investor Briefing Materials for Analysts)
Investor briefing materials will be made available via our corporate website (http://www.minebeamitsumi.com/) on Friday, August 4, 2017.

	Index

1.	Qualitative information related to the financial results for the quarter		4
	(1)	Explanation of Operating Results	4
	(2)	Explanation of Financial Position	5
	(3)	Explanation of Consolidated Forecast and Other Forecasts	5

2.	Quarterly Consolidated Financial Statements and Major Notes		6
	(1)	Quarterly Consolidated Balance Sheets	6
	(2)	Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income	8
		(Quarterly Consolidated Statements of Income)
		(Three months ended June 30, 2017)	8
		(Quarterly Consolidated Statements of Comprehensive Income)
		(Three months ended June 30, 2017)	9
	(3)	Quarterly Consolidated Statements of Cash Flows	10
	(4)	Notes on Quarterly Consolidated Financial Statements	12
		(Notes on Going Concern Assumptions)	12
		(Notes for Significant Change in the Amount of Net Assets)	12
		(Additional Information)	12
		(Segment Information etc.)	12

3.	Supplementary information		14
		Supplementary Financial Data for the First Quarter of Fiscal Year ending March 31, 2018	14

1. Qualitative information related to the financial results for this quarter
(1)  Explanation of Operating Results
During the first quarter of the fiscal year (April 1, 2017 through June 30, 2017), the Japanese economy continued a gradual recovery due to solid consumer spending backed by improvement of income and job conditions, and improvements in corporate earnings. The U.S. economy continued to gradually expand due to improvement of corporate earnings and growth in personal spending stemming from increased employment, although there are heightened concerns about the current administration’s ability to implement policy. Although there is a sense of uncertainty surrounding the future of the British economy due to difficulties in negotiations aimed at its exit from the EU, the European economy saw an improvement in the employment environment and a robust recovery in consumer spending. In Asia, although there is a sense of uncertainty concerning restraint on infrastructure investment and investment in real estate development in China, the trend of recovery continued in the country’s economy in aspects such as robust consumer spending.
Working against this backdrop, the MinebeaMitsumi Group has been concentrating on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to boost profitability further.
As a result, net sales increased 72,916 million yen (60.6%) year on year to total 193,204 million yen, reaching a record level for the first quarter. Operating income rose 10,091 million yen (144.7%) year on year to total 17,062 million yen, ordinary income was up 10,117 million yen (139.4%) year on year at 17,372 million yen and income attributable to owners of the parent increased 11,005 million yen (346.5%) year on year to reach 14,181 million yen, with record levels for the first quarter being posted for all of these.

Performance by segment was as follows:
Products in our Machined components segment include our mainstay product, ball bearings, mechanical components, such as rod-end bearings used primarily in aircraft and hard disk drive (HDD) pivot assemblies, etc. as well as fasteners for automobiles and aircraft. Sales of ball bearings to external customers hit a record monthly high in June as demand for energy-efficient models equipped with safety devices soared in the automobile market. Pivot assembly sales were also up despite the negative impact of the shrinking HDD market, rod-end bearing sales, on the other hand, dropped due primarily to declining production of large models in the civil aircraft market.
  As a result, net sales for the consolidated first quarter increased by 1,419 million yen (3.6%) year on year to 40,626 million yen, and operating income decreased by 3 million yen (-0.0%) year on year to 10,398 million yen.

The core products of our Electronic devices and components segment include electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices. Demand for our LED backlights for LCDs that offer a technological advantage in thin smartphones continued to soar. Sales of stepping motors and other motors grew mainly in the automobile market.
As a result, net sales increased by 23,451 million yen (29.0%) year on year to 104,362 million yen, and operating income increased by 6,415 million yen year on year to 6,847 million yen.

The main products in the MITSUMI business segment are semiconductor devices, optical devices, mechanical components, high frequency components and power supply components. Camera actuators, game console mechanism components, switches, products for smartphones such as protection IC, antennas, communication modules and connectors all performed well.
As a result, net sales for the first quarter totaled 48,050 million yen and operating income was 3,800 million yen.

Machines produced in-house are the main products in our Other business segment. Net sales for the first quarter in this segment were down 5 million yen (-2.8%) year on year to total 164 million yen, and operating losses increased by 167 million yen year on year to total 183 million yen.

In addition to the figures noted above, 3,801 million yen in corporate expenses, etc. not belonging to any particular segment is indicated as adjustments. The total amount of adjustments was 3,846 million yen in the same period of the previous year.

(2) Explanation of Financial Position
Our Group sees “strengthening our financial position” as a top priority and is taking various steps, such as efficient asset management, controlling capital investments, and reducing interest-bearing debt.
Total assets at the end of the first quarter amounted to 681,935 million yen, up 38,623 million yen compared to the end of the previous fiscal year. The main reasons for this were an increase in cash and deposits and an increase in inventories. Total liabilities at the end of the first quarter amounted to 340,483 million yen, up 23,390 million yen compared to the end of the previous fiscal year. This was primarily due to increases in notes and accounts payable.
Net assets totaled 341,452 million yen, resulting in an equity ratio of 49.3%, down 0.7 percentage points compared to the end of the previous fiscal year.

    (Cash flow)
The balance of cash and cash equivalents at the end of the consolidated first quarter totaled 95,131 million yen, up 16,299 million yen from what it was at the end of the previous fiscal year. Furthermore, this was up 61,118 million yen compared to the end of the same period of the previous fiscal year because there was an increase of 32,472 million yen arising from the consolidation of MITSUMI ELECTRIC CO., LTD. and its subsidiaries.
Cash flows from various business activities during the first three months of the fiscal year and relevant factors were as follows:
Net cash provided by operating activities amounted to 28,930 million yen, up 11,031 million yen year on year owing to increases and decreases in income before income taxes, inventories, notes and accounts payable, as well as depreciation and amortization costs. Net cash used for investment activities decreased 11,006 million yen year on year, to total 8,991 million yen due primarily to the acquisition of tangible fixed assets. Net cash used in financing activities increased 13,673 million yen year on year due to a cash outflow of 4,423 million yen for dividend payments, etc.

(3)  Explanation of Consolidated Forecast and Other Forecasts
It's difficult to get a clear picture of where the global economy is headed from the second quarter of this fiscal year due to the movements in U.S. policy, geopolitical risks, and fluctuating exchange rates.
Given this backdrop, we have decided to revise our consolidated forecasts for the first six months and the entire fiscal year as follows to the extent that can be estimated at present.

	Six-month period		Full year
Net sales	436,400 million yen	(158.6%)	810,000 million yen	(126.8%)
Operating income	37,300 million yen	(200.6%)	67,000 million yen	(136.7%)
Ordinary income	36,800 million yen	(194.6%)	66,000 million yen	(136.4%)
Income attributable to owners of the parent	28,700 million yen	(225.2%)	50,800 million yen	(123.5%)
(%): Year-on-year change

Sharing profits with our shareholders is job one at MinebeaMitsumi. That's why our basic dividend policy gives priority to enhancing equity efficiency and improving returns to our shareholders. Dividends, while reflecting performance, are determined in light of the overall business environment and with an eye to maintaining a stable and continuous distribution of profits.
 We expect to pay an interim dividend of 10 yen per share and a year-end dividend of 10 yen per share to make the annual dividend payout 20 yen per share based on the consolidated business forecast for the current fiscal year. We plan to decide on the specific amounts of the interim and year-end dividends with the aim of achieving a consolidated-basis dividend payout ratio of around 20%.

2. Quarterly Consolidated Financial Statements and Major Notes
(1) Quarterly Consolidated Balance Sheets
  (Amount: millions of yen)
	As of March 31, 2017	As of June 30, 2017
ASSETS

Current assets	405,574	439,393
Cash and deposits	93,125	110,103
Notes and accounts receivable	171,190	169,951
Marketable securities	1,840	2,065
Finished goods	33,394	36,984
Work in process	32,961	35,146
Raw materials	36,166	43,803
Supplies	7,566	6,291
Goods in transit	10,351	11,769
Deferred tax assets	5,846	5,453
Other	13,783	18,471
Allowance for doubtful receivables	(654)	(647)

Fixed assets	237,426	242,237
Tangible fixed assets	199,584	204,258
Buildings and structures	157,284	158,539
Machinery and transportation equipment	326,758	332,056
Tools, furniture and fixtures	55,670	57,191
Land	34,296	34,407
Leased assets	261	384
Construction in progress	7,314	10,822
Accumulated depreciation	(382,003)	(389,143)
Intangible assets	13,403	13,475
Goodwill	4,714	4,709
Other	8,689	8,765
Investments and other assets	24,438	24,504
Investment securities	8,970	8,513
Long-term loans receivable	300	334
Deferred tax assets	9,249	9,797
Other	6,340	6,280
Allowance for doubtful receivables	(421)	(421)

Deferred asset	311	303

Total assets	643,312	681,935

(Amount: millions of yen)
	As of March 31, 2017	As of June 30, 2017
LIABILITIES

Current liabilities	200,128	226,411
Notes and accounts payable	86,570	103,351
Short-term debt	49,660	48,718
Current portion of long-term debt	17,916	20,515
Lease obligations	69	94
Asset retirement obligations	2	―
Accrued income taxes	4,621	6,161
Accrued bonuses	7,879	6,840
Accrued bonuses for directors	180	60
Provision for after-care of products	34	34
Provision for environmental remediation expenses	407	176
Provision for business restructuring losses	80	22
Other	32,706	40,437

Long-term liabilities	116,965	114,071
Bonds	15,000	15,000
Convertible bond-type bonds with subscription rights to shares	20,501	20,477
Long-term debt	60,933	57,873
Lease obligations	84	145
Asset retirement obligations	52	69
Provision for retirement benefits for executive officers	175	154
Provision for environmental remediation expenses	364	529
Net defined benefit liability	15,683	15,709
Other	4,169	4,112
Total liabilities	317,093	340,483

NET ASSETS

Shareholders’ equity	371,043	382,455
Common stock	68,258	68,258
Capital surplus	144,218	144,378
Retained earnings	159,910	171,127
Treasury stock	(1,345)	(1,308)
Accumulated other comprehensive income	(49,678)	(45,961)
Difference on revaluation of available-for-sale securities	1,233	1,455
Deferred gains or losses on hedges	1,031	969
Foreign currency translation adjustments	(50,290)	(46,746)
Remeasurements of defined benefit plans	(1,653)	(1,640)
Subscription rights to shares	30	23
Non-controlling interests	4,823	4,933
Total net assets	326,218	341,452
Total liabilities and net assets	643,312	681,935

 (2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income
(Quarterly Consolidated Statements of Income)
(Three months ended June 30, 2017)
(Amount: millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017

Net sales	120,288	193,204
Cost of sales	95,922	152,323
Gross profit	24,366	40,881
Selling, general and administrative expenses	17,394	23,818
Operating income	6,971	17,062

Other income	968	864
Interest income	106	253
Dividends income	68	93
Foreign exchange gains	439	―
Dividends income of insurance	199	205
Other	154	312

Other expenses	684	554
Interest expenses	212	156
Foreign exchange losses	―	221
Other	471	176
Ordinary income	7,255	17,372

Extraordinary gain	18	39
Gain on sales of fixed assets	18	39

Extraordinary loss	129	33
Loss on sales of fixed assets	86	1
Loss on disposal of fixed assets	9	25
Business restructuring losses	9	―
Loss for after-care of products	12	―
Provision for environmental remediation expenses	12	6
Income before income taxes	7,144	17,378

Income taxes
Current income taxes (including enterprise tax)	1,629	2,958
Income taxes for prior periods	2,043	―
Deferred income taxes	117	239
Total income taxes	3,789	3,197
Net income	3,355	14,180
Income attributable to non-controlling interests	178	(0)
Income attributable to owners of the parent	3,176	14,181

(Quarterly Consolidated Statements of Comprehensive Income)
(Three months ended June 30, 2017)
(Amount: millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017

Net income	3,355	14,180

Other comprehensive income:
Difference on revaluation of available-for-sale securities	(201)	222
Deferred gains or losses on hedges	234	(62)
Foreign currency translation adjustments	(22,758)	3,655
Remeasurements of defined benefit plans	264	12
Share of other comprehensive income of associates accounted for using the equity method	(45)	―
Total other comprehensive income	(22,506)	3,828

Comprehensive income	(19,151)	18,009

Comprehensive income attributable to:
Owners of the parent	(19,045)	17,898
Non-controlling interests	(105)	110

(3) Quarterly Consolidated Statements of Cash Flows
(Amount: millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017
1. Cash flows from operating activities:
Income before income taxes	7,144	17,378
Depreciation and amortization	7,374	7,218
Amortization of goodwill	248	254
Interest and dividends income	(174)	(346)
Interest expenses	212	156
Loss (gain) on sales of fixed assets	68	(37)
Loss on disposal of fixed assets	9	25
Decrease (increase) in notes and accounts receivable	(4,679)	2,104
Decrease (increase) in inventories	8,415	(12,188)
Increase (decrease) in notes and accounts payable	3,780	16,231
Increase (decrease) in allowance for doubtful receivables	174	(20)
Increase (decrease) in accrued bonuses	(539)	(1,109)
Increase (decrease) in accrued bonuses to directors	(135)	(120)
Increase (decrease) in net defined benefit liability	(355)	(118)
Increase (decrease) in provision for retirement benefits for executive officers	(49)	(21)
Increase (decrease) in provision for after-care of products	(302)	―
Increase (decrease) in provision for environmental remediation expenses	(145)	(63)
Increase (decrease) in provision for business restructuring losses	(75)	(68)
Other	(892)	896
Sub-total	20,080	30,170
Interest and dividends received	169	324
Interest paid	(197)	(210)
Income taxes paid	(2,152)	(1,354)
Net cash provided by operating activities	17,899	28,930

2. Cash flows from investing activities:
Payments into time deposits	(3,457)	(4,443)
Proceeds from withdrawal of time deposits	2,978	3,924
Purchase of marketable securities	(13,896)	―
Purchase of tangible fixed assets	(5,504)	(8,664)
Proceeds from sales of tangible fixed assets	344	333
Purchase of intangible assets	(412)	(219)
Purchase of investment securities	(761)	(66)
Proceeds from sales of investment securities	―	5
Proceeds from redemption of investment securities	763	100
Payments for loans provided	(28)	(15)
Proceeds from collection of loans receivables	20	53
Other	(44)	0
Net cash used in investing activities	(19,997)	(8,991)

(Amount: millions of yen)
	Three months ended June 30, 2016	Three months ended June 30, 2017
3. Cash flows from financing activities:
Net increase (decrease) in short-term debt	13,460	(921)
Proceeds from long-term debt	98	―
Repayment of long-term debt	(650)	(699)
Purchase of treasury stock	(0)	(8)
Proceeds from disposal of treasury stock	128	197
Cash dividends paid	(3,743)	(2,963)
Dividends paid to non-controlling interests	(23)	―
Repayment of lease obligations	(17)	(26)
Other	0	(2)
Net cash used in financing activities	9,250	(4,423)
4. Effect of exchange rate changes on cash and cash equivalents	(2,280)	597
5. Net increase (decrease) in cash and cash equivalents	4,871	16,112
6. Cash and cash equivalents at beginning of period	29,141	78,832
7. Increase in cash and cash equivalents from newly consolidated subsidiaries	―	186
8. Cash and cash equivalents at end of period	34,013	95,131

(4) Notes on Quarterly Consolidated Financial Statements
 (Notes on Going Concern Assumptions)
Not applicable.

      (Notes for Significant Change in the Amount of Net Assets)
Not applicable.

      (Additional Information)
  (Adoption of consolidated tax accounting system)
The Company and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system, with MINEBEA MITSUMI Inc. as the consolidated taxable parent company, starting from the first quarter of the current fiscal year ending March 31, 2018.

(Segment Information etc.)
I    Three months ended June 30,2016
1. Information related to sales and income (loss) by reportable segments
　          (Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers (2) Sales to other segment	39,207 874	80,911 964	― ―	120,119 1,838	169 191	120,288 2,029	― (2,029)	120,288 ―
Total	40,082	81,875	―	121,957	360	122,318	(2,029)	120,288
Segment income (loss)	10,401	432	―	10,834	(16)	10,817	(3,846)	6,971

(Notes)	*1.	The classification of “Other” refers to business units not included in the reportable segments. Their products are mainly machines made in-house.
*2.	Adjustments to segment income (loss) are amortization of goodwill -248 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -3,597 million yen.
*3.	Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
Not applicable.

     II   Three months ended June 30, 2017
   1. Information related to sales and income (loss) by reportable segments
　          (Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers (2) Sales to other segment	40,626 2,782	104,362 1,455	48,050 286	193,039 4,523	164 266	193,204 4,790	― (4,790)	193,204 ―
Total	43,408	105,818	48,336	197,563	431	197,994	(4,790)	193,204
Segment income (loss)	10,398	6,847	3,800	21,046	(183)	20,863	(3,801)	17,062

(Notes)	*1.	The classification of “Other” refers to business units not included in the reportable segments. Their products are mainly machines made in-house.
*2.	Adjustments to segment income (loss) are amortization of goodwill -254 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -3,546 million yen.
*3.	Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
Not applicable.